Exhibit 99.1

FOURTH QUARTER 2022
EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FOURTH QUARTER AND 2022 RESULTS

All amounts are in Canadian dollars and are based on our audited Annual and unaudited Interim Consolidated Financial Statements for the year and quarter ended October 31, 2022 and related notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, unless otherwise noted. Our 2022 Annual Report (which includes our audited Annual Consolidated Financial Statements and accompanying Management’s Discussion & Analysis), our 2022 Annual Information Form and our Supplementary Financial Information are available on our website at: http://www.rbc.com/investorrelations.

TORONTO, November 30, 2022 – Royal Bank of Canada7 (RY on TSX and NYSE) today reported net income of $15.8 billion for the year ended October 31, 2022, down $243 million or 2% from the prior year. Diluted EPS of $11.06 remained unchanged from the prior year. Our consolidated results include total PCL of $484 million compared to $(753) million last year, primarily reflecting lower releases of provisions on performing loans in Personal & Commercial Banking and Capital Markets due to unfavourable changes in our macroeconomic outlook in the current year. Lower earnings in Capital Markets and Insurance were partly offset by higher results in Personal & Commercial Banking, Wealth Management and Investor & Treasury Services.

Pre-provision, pre-tax earnings8 of $20.6 billion were up 4% from a year ago, mainly reflecting higher net interest income driven by strong volume growth and higher spreads in Canadian Banking and Wealth Management. These factors were partially offset by lower revenue in Capital Markets, including the impact from loan underwriting markdowns in Q3 2022, largely driven by challenging market conditions. Results also reflected higher salaries, technology investments and discretionary costs to support strong client-driven growth.

The PCL on loans ratio of 6 bps increased 16 bps from the prior year. The PCL on impaired loans ratio was 10 bps, flat from the prior year.

Our capital position remained robust, with a Common Equity Tier 1 (CET1) ratio of 12.6% supporting strong client-driven organic growth. In addition, this year we returned $12.4 billion to our shareholders through common share buybacks and dividends. And today, we declared a quarterly dividend of $1.32 per share reflecting an increase of $0.04 or 3%.

“While market conditions continue to be tough, our 2022 results reflect a resilient bank that is well-positioned to pursue strategic growth and deliver long-term shareholder value. Our premium businesses, strong balance sheet, prudent risk management and diversified business model mean we can deliver advice and services that help our clients navigate all cycles. RBC colleagues remain focused on building more exceptional experiences for our clients and supporting sustainable and prosperous communities.”

– Dave McKay, RBC President and Chief Executive Officer

2022 Full-Year Business Segment Performance

◾

7% earnings growth in Personal & Commercial Banking, primarily attributable to higher net interest income, driven by average volume growth of 9% in both loans and deposits in Canadian Banking, and higher spreads. As a result of the rising interest rate environment (Bank of Canada raised the benchmark interest rate by 350 bps from March to October 2022), we saw higher spreads as compared to the prior year. Higher non-interest income, including higher foreign exchange revenue, card service revenue and service charges driven by increased client activity also contributed to the increase in earnings. These factors were partially offset by higher PCL, and higher staff and technology related costs. Our Canadian Banking franchise generated strong positive operating leverage of 3.8% while continuing to invest in digital initiatives to improve the client experience and deliver personalized advice.

◾

20% earnings growth in Wealth Management, mainly due to higher net interest income driven by average volume growth of 19% in loans and 11% in deposits largely in U.S. Wealth Management (including City National), and higher interest rates. Higher average fee-based client assets primarily reflecting net sales, as well as the impact of a legal provision taken in U.S. Wealth Management (including City National) in the prior year that was partially released in the first quarter of 2022, also contributed to the increase. These factors were partially offset by higher staff-related costs and variable compensation.

1	Earnings per share (EPS).
2	Provision for credit losses (PCL).
3	Basis points (bps).
4	Return on equity (ROE). For further information, refer to the Key performance and non-GAAP measures section on page 11 of this Earnings Release.
5	This ratio is calculated by dividing Common Equity Tier 1 (CET1) by risk-weighted assets, in accordance with OSFI’s Basel III Capital Adequacy Requirements guideline.
6	Leverage ratio is calculated using OSFI’s Leverage Requirements guideline.
7	When we say “we”, “us”, “our”, or “RBC”, we mean Royal Bank of Canada and its subsidiaries, as applicable.
8

Pre-provision, pre-tax earnings is calculated as income (2022: $15,807 million; 2021: $16,050 million) before income taxes (2022: $4,302 million; 2021: $4,581 million) and PCL (2022: $484 million; 2021: $(753) million). This is a non-GAAP measure. For further information, refer to the Key performance and non-GAAP measures section on page 11 of this Earnings Release.

◾	4% lower earnings in Insurance, largely due to the impact of lower new longevity reinsurance contracts, partially offset by higher favourable investment-related experience.

◾	17% earnings growth in Investor & Treasury Services, mainly due to higher revenue from client deposits reflecting improved margins, partially offset by higher technology-related costs.

◾

30% lower earnings in Capital Markets, primarily driven by lower revenue in Corporate & Investment Banking, larger releases of provisions on performing assets in the prior year and lower revenue in Global Markets. Global investment banking fee pools were impacted by weakness in credit and equity markets beginning in the second fiscal quarter of 2022, resulting in an approximately 30% decline in global investment banking fee pools[9] this fiscal year compared to record levels in fiscal 2021.

Q4 2022 Performance

Earnings of $3.9 billion remained relatively flat from a year ago, with diluted EPS growth of 2% over the same period. Our consolidated results reflect $381 million of provisions, primarily taken on loans in the current quarter, as compared to $(227) million in the prior year, due to releases of provisions on performing loans, primarily in Personal & Commercial Banking. Higher earnings in Wealth Management and Personal & Commercial Banking reflected higher interest rates and robust client-driven volume growth. Earnings in Insurance and Investor & Treasury Services were largely unchanged. These were offset by lower earnings in Capital Markets.

Pre-provision, pre-tax earnings10 of $5.2 billion were up 10% from a year ago, mainly reflecting higher net interest income driven by higher spreads and strong volume growth in Canadian Banking and Wealth Management. This was partially offset by lower market-related revenue in Capital Markets and Wealth Management. Results were also impacted by higher staff-related costs, including higher salaries and variable compensation.

Earnings were up $305 million or 9% from last quarter due to higher earnings in Capital Markets, Personal & Commercial Banking, Insurance, and Wealth Management. These were partially offset lower earnings in Investor & Treasury Services. The PCL on loans ratio of 18 bps was up 1 bp from 17 bps last quarter. The PCL on impaired loans ratio of 12 bps was up 4 bps from last quarter.

Q4 2022 compared to Q4 2021	• Net income of $3,882 million	è 0%
	• Diluted EPS of $2.74	é 2%
	• ROE of 15.6%	ê 130 bps
	• CET1 ratio of 12.6%	ê 110 bps

Q4 2022 compared to Q3 2022	• Net income of $3,882 million	é 9%
	• Diluted EPS of $2.74	é 9%
	• ROE of 15.6%	é100 bps
	• CET1 ratio of 12.6%	ê 50 bps

Q4 2022 Business Segment Performance

Personal & Commercial Banking

Net income of $2,139 million increased $106 million or 5% from a year ago, primarily attributable to higher net interest income reflecting higher spreads from higher interest rates and strong average volume growth of 10% in loans (including strong mortgage and business loan growth of 10% and 15%, respectively) and 9% in deposits in Canadian Banking. Higher non-interest income, including higher card service and foreign exchange revenue from increased client activity, also contributed to the increase. These factors were partially offset by higher PCL, higher staff and technology related costs, including digital initiatives, as well as higher marketing costs.

Compared to last quarter, net income increased $116 million or 6%, primarily due to higher net interest income reflecting higher spreads and volume growth. Lower PCL also contributed to the increase. These factors were partially offset by higher staff-related and marketing costs, as well as the timing of professional fees.

Wealth Management

Net income of $822 million increased $264 million or 47% from a year ago, primarily due to higher net interest income reflecting higher interest rates and average volume growth in loans and deposits, and the impact of a legal provision taken in U.S. Wealth Management (including City National) in the prior year. These factors were partially offset by lower fee-based revenues mainly driven by unfavourable market conditions.

Compared to last quarter, net income increased $45 million or 6%, mainly due to higher net interest income largely reflecting higher interest rates. This factor was partially offset by lower average fee-based client assets, largely driven by unfavourable market conditions.

[9]	Dealogic, based on global investment bank fees, Fiscal 2022.
[10]

Pre-provision, pre-tax earnings is calculated as income (Q4 2022: $3,882 million; Q4 2021: $3,892 million) before income taxes (Q4 2022: $979 million; Q4 2021: $1,096 million) and PCL (Q4 2022: $381 million; Q4 2021: $(227) million). This is a Non-GAAP measure. For further information, refer to the Key Performance and Non-GAAP measures section on page 11 of this Earnings Release.

Insurance

Net income of $268 million remained relatively flat, largely reflecting the impact of offsetting items between revenue and PBCAE (policyholder benefits, claims and acquisition expense). PBCAE also included the impact of favourable annual actuarial assumption updates.

Compared to last quarter, net income increased $82 million or 44%, mainly due to favourable annual actuarial assumption updates.

Investor & Treasury Services

Net income of $110 million remained relatively flat as the impact of higher revenue reflecting improved margins mainly driven by higher interest rates from client deposits, was largely offset by lower funding and liquidity revenue and lower revenue from our asset services business.

Compared to last quarter, net income decreased $54 million or 33%, mainly driven by lower funding and liquidity revenue, including the impact of a funding cost adjustment.

Capital Markets

Net income of $617 million decreased $303 million or 33% from a year ago, primarily due to the timing of true-ups related to our variable compensation plans. Lower revenue in Corporate & Investment Banking reflecting lower debt and equity origination as well as lower loan syndication revenue and higher PCL, also contributed to the decrease. These factors were partially offset by a lower effective tax rate reflecting changes in the earnings mix as well as higher fixed income trading revenue in Global Markets.

Compared to last quarter, net income increased $138 million or 29%, mainly due to higher fixed income trading revenue as the prior quarter included the impact from loan underwriting markdowns, primarily in the U.S., largely driven by challenging market conditions. This factor was partially offset by higher compensation on increased results and the timing of true-ups related to our variable compensation plans.

Capital, Liquidity and Credit Quality

Capital – As at October 31, 2022, our CET1 ratio was 12.6%, down 110 bps from last year, mainly reflecting risk-weighted asset growth (excluding FX), share repurchases, the impact of our Brewin Dolphin acquisition, and the unfavourable impact of fair value other comprehensive income adjustments. These factors were partially offset by net internal capital generation, favourable net credit migration and model updates.

Liquidity – For the quarter ended October 31, 2022, the average liquidity coverage ratio (LCR) was 125%, which translates into a surplus of approximately $73 billion, compared to 123% and a surplus of approximately $66 billion in the prior quarter. LCR has increased compared to last quarter as loan growth was more than offset by an increase in volume and change in mix of client deposits, as well as by issuances of term funding.

The Net Stable Funding Ratio (NSFR) as at October 31, 2022 was 112%, which translates into a surplus of approximately $95 billion, compared to 113% and a surplus of approximately $100 billion in the prior quarter. NSFR remained relatively flat compared to last quarter as growth in loans and securities was offset by issuance of term funding and increases in client deposits.

Credit Quality

Q4 2022 vs. Q4 2021

Total PCL was $381 million compared to $(227) million last year, reflecting provisions taken on performing loans and higher provisions on impaired loans in the current quarter, as compared to releases of provisions on performing loans in the prior year, primarily in Personal & Commercial Banking. The PCL on loans ratio of 18 bps compared to (12) bps last year increased 30 bps.

PCL on performing loans was $126 million compared to $(355) million last year, primarily attributable to releases of provisions in the prior year driven by improvements in our macroeconomic and credit quality outlook, as compared to provisions taken in the current quarter in our Canadian Banking portfolios mainly reflecting unfavourable changes in our macroeconomic and credit quality outlook.

PCL on impaired loans increased $117 million, primarily due to higher provisions in Personal & Commercial Banking, largely in our Canadian Banking portfolios.

Q4 2022 vs. Q3 2022

Total PCL was $381 million and increased $41 million or 12% from last quarter, largely due to higher provisions on loans in Wealth Management and Capital Markets, partially offset by lower provisions on loans in Personal & Commercial Banking. The PCL on loans ratio increased 1 bp.

PCL on performing loans decreased $51 million or 29%, primarily due to lower provisions in Personal & Commercial Banking, largely in our Caribbean Banking portfolios, mainly reflecting the recovery from the COVID-19 pandemic and model updates. This was partially offset by higher provisions in U.S. Wealth Management (including City National), mainly reflecting unfavourable changes in our credit outlook.

PCL on impaired loans increased $84 million or 49%, largely due to higher provisions in Personal & Commercial Banking in our Canadian Banking portfolios, partially offset by lower provisions in our Caribbean Banking portfolios. Provisions taken in Capital Markets in the current quarter, mainly in the other services sector, as compared to recoveries last quarter, also contributed to the increase.

Selected financial and other highlights

	As at or for the three months ended			For the year ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	October 31 2022	July 31 2022	October 31 2021	October 31 2022	October 31 2021
Total revenue	$12,567	$12,132	$12,376	$48,985	$49,693
Provision for credit losses (PCL)	381	340	(227)	484	(753)
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	116	850	1,032	1,783	3,891
Non-interest expense	7,209	6,386	6,583	26,609	25,924
Income before income taxes	4,861	4,556	4,988	20,109	20,631
Net income	$3,882	$3,577	$3,892	$15,807	$16,050
Segments - net income
Personal & Commercial Banking	$2,139	$2,023	$2,033	$8,370	$7,847
Wealth Management	822	777	558	3,144	2,626
Insurance	268	186	267	857	889
Investor & Treasury Services	110	164	109	513	440
Capital Markets	617	479	920	2,921	4,187
Corporate Support	(74)	(52)	5	2	61
Net income	$3,882	$3,577	$3,892	$15,807	$16,050
Selected information
Earnings per share (EPS) - basic	$2.75	$2.52	$2.68	$11.08	$11.08
- diluted	2.74	2.51	2.68	11.06	11.06
Return on common equity (ROE) (1)	15.6%	14.6%	16.9%	16.4%	18.6%
Average common equity (1)	$97,150	$95,750	$89,500	$94,700	$84,850
Net interest margin (NIM) - on average earning assets, net (2)	1.56%	1.52%	1.43%	1.48%	1.48%
PCL on loans as a % of average net loans and acceptances	0.18%	0.17%	(0.12)%	0.06%	(0.10)%
PCL on performing loans as a % of average net loans and acceptances	0.06%	0.09%	(0.19)%	(0.04)%	(0.20)%
PCL on impaired loans as a % of average net loans and acceptances	0.12%	0.08%	0.07%	0.10%	0.10%
Gross impaired loans (GIL) as a % of loans and acceptances	0.26%	0.25%	0.31%	0.26%	0.31%
Liquidity coverage ratio (LCR) (3)	125%	123%	123%	125%	123%
Net stable funding ratio (NSFR) (3)	112%	113%	116%	112%	116%
Capital ratios and Leverage ratio (4)
Common Equity Tier 1 (CET1) ratio	12.6%	13.1%	13.7%	12.6%	13.7%
Tier 1 capital ratio	13.8%	14.3%	14.9%	13.8%	14.9%
Total capital ratio	15.4%	15.9%	16.7%	15.4%	16.7%
Leverage ratio	4.4%	4.6%	4.9%	4.4%	4.9%
TLAC ratio (5)	26.4%	27.6%	n.a.	26.4%	n.a.
TLAC leverage ratio (5)	8.5%	8.8%	n.a.	8.5%	n.a.
Selected balance sheet and other information (6)
Total assets	$1,917,219	$1,842,092	$1,706,323	$1,917,219	$1,706,323
Securities, net of applicable allowance	318,223	298,795	284,724	318,223	284,724
Loans, net of allowance for loan losses	819,965	796,314	717,575	819,965	717,575
Derivative related assets	154,439	122,058	95,541	154,439	95,541
Deposits	1,208,814	1,178,604	1,100,831	1,208,814	1,100,831
Common equity	100,746	96,570	91,983	100,746	91,983
Total risk-weighted assets	609,879	589,050	552,541	609,879	552,541
Assets under management (AUM) (2)	999,700	937,700	1,008,700	999,700	1,008,700
Assets under administration (AUA) (2), (7)	5,649,700	5,748,900	6,347,300	5,649,700	6,347,300
Common share information
Shares outstanding (000s) - average basic	1,386,925	1,396,381	1,424,534	1,403,654	1,424,343
- average diluted	1,388,548	1,398,667	1,427,225	1,406,034	1,426,735
- end of period	1,382,911	1,390,629	1,424,525	1,382,911	1,424,525
Dividends declared per common share	$1.28	$1.28	$1.08	$4.96	$4.32
Dividend yield (2)	4.0%	3.9%	3.3%	3.7%	3.8%
Dividend payout ratio (2)	47%	51%	40%	45%	39%
Common share price (RY on TSX) (8)	$126.05	$124.86	$128.82	$126.05	$128.82
Market capitalization (TSX) (8)	174,316	173,634	183,507	174,316	183,507
Business information (number of)
Employees (full-time equivalent) (FTE)	91,427	88,541	85,301	91,427	85,301
Bank branches	1,271	1,283	1,295	1,271	1,295
Automated teller machines (ATMs)	4,368	4,364	4,378	4,368	4,378
Period average US$ equivalent of C$1.00 (9)	$0.739	$0.783	$0.796	$0.774	$0.796
Period-end US$ equivalent of C$1.00	$0.734	$0.781	$0.808	$0.734	$0.808

(1)

Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes average common equity used in the calculation of ROE. For further details, refer to the Key performance and non-GAAP measures section of this Earnings Release.

(2)	See the Glossary section of our 2022 Annual Report for composition of this measure.
(3)

The LCR and NSFR are calculated in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI) Liquidity Adequacy Requirements (LAR) guideline. LCR is the average for the three months ended for each respective period. For further details, refer to the Liquidity and funding risk section. For further details, refer to the Liquidity and funding risk section of our 2022 Annual Report.

(4)	Capital ratios are calculated using OSFI’s Capital Adequacy Requirements (CAR) guideline and the Leverage ratio is calculated using OSFI’s Leverage Requirements (LR) guideline.
(5)

Effective Q1 2022, OSFI requires Canadian Domestic Systemically Important Banks (D-SIBs) to meet minimum risk-based TLAC ratio and TLAC leverage ratio requirements which are calculated using OSFI’s TLAC guideline. For further details, refer to the Capital management section.

(6)	Represents period-end spot balances.
(7)

AUA includes $15 billion and $6 billion (July 31, 2022 – $14 billion and $5 billion, October 31, 2021 – $15 billion and $3 billion) of securitized residential mortgages and credit card loans, respectively.

(8)	Based on TSX closing market price at period-end.
(9)	Average amounts are calculated using month-end spot rates for the period.
n.a.	not applicable

Personal & Commercial Banking

	As at or for the three months ended
	October 31	July 31	October 31
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	2022	2022	2021
Net interest income	$3,901	$3,655	$3,169
Non-interest income	1,518	1,527	1,436
Total revenue	5,419	5,182	4,605
PCL on performing assets	56	141	(342)
PCL on impaired assets	230	183	134
PCL	286	324	(208)
Non-interest expense	2,270	2,130	2,087
Income before income taxes	2,863	2,728	2,726
Net income	$2,139	$2,023	$2,033
Revenue by business
Canadian Banking	$5,179	$4,974	$4,414
Caribbean & U.S. Banking	240	208	191
Selected balances and other information
ROE	30.5%	29.2%	32.5%
NIM	2.72%	2.61%	2.42%
Efficiency ratio (1)	41.9%	41.1%	45.3%
Operating leverage (2)	8.9%	4.8%	2.5%
Average total assets	$597,600	$582,700	$543,900
Average total earning assets, net	569,000	555,400	518,900
Average loans and acceptances, net	574,300	560,300	522,200
Average deposits	570,200	555,300	524,300
AUA (3), (4)	336,400	346,500	367,700
Average AUA	338,300	343,500	363,500
AUM (4)	5,600	5,400	5,400
PCL on impaired loans as a % of average net loans and acceptances	0.16%	0.13%	0.10%
Other selected information - Canadian Banking
Net income	$1,999	$1,971	$1,970
NIM	2.70%	2.60%	2.42%
Efficiency ratio	40.3%	39.7%	43.8%
Operating leverage	9.2%	4.5%	2.7%

(1)	Calculated as non-interest expense divided by total revenue.
(2)	Defined as the difference between our revenue growth rate and non-interest expense growth rate.
(3)

AUA includes securitized residential mortgages and credit card loans as at October 31, 2022 of $15 billion and $6 billion, respectively (July 31, 2022 – $14 billion and $5 billion, October 31, 2021 – $15 billion and $3 billion).

(4)	Represents period-end spot balances.

Q4 2022 vs. Q4 2021

Net income increased $106 million or 5% from a year ago, primarily attributable to higher net interest income reflecting higher spreads and average volume growth of 9% in Canadian Banking. Higher non-interest income also contributed to the increase. These factors were partially offset by higher PCL, higher staff and technology related costs, including digital initiatives, as well as higher marketing costs.

Total revenue increased $814 million or 18%.

Canadian Banking revenue increased $765 million or 17%, primarily due to higher net interest income reflecting higher spreads and average volume growth in Canadian Banking of 10% in loans and 9% in deposits. Increased client activity contributed to higher card service and foreign exchange revenue. These factors were partially offset by lower average mutual fund balances driving lower distribution fees.

Caribbean & U.S. Banking revenue increased $49 million or 26%, mainly due to higher net interest income reflecting higher spreads and the impact of foreign exchange translation.

Net interest margin was up 30 bps, mainly due to the impact of the rising interest rate environment.

PCL was $286 million compared to $(208) million last year, primarily attributable to releases of provisions on performing loans in the prior year reflecting the recovery from the COVID-19 pandemic as compared to provisions taken in the current quarter in our Canadian Banking portfolios, mainly reflecting unfavourable changes in our macroeconomic and credit quality outlook. Higher provisions on impaired loans, primarily in our Canadian Banking portfolios, also contributed to the increase, resulting in a 6 bps increase in the PCL on impaired loans ratio.

Non-interest expense increased $183 million or 9%, mainly attributable to higher staff and technology related costs, including digital initiatives, higher marketing costs, as well as professional fees.

Q4 2022 vs. Q3 2022

Net income increased $116 million or 6% from last quarter, primarily due to higher net interest income reflecting higher spreads. Lower PCL also contributed to the increase. These factors were partially offset by higher staff-related and marketing costs, as well as the timing of professional fees.

Net interest margin was up 11 bps, mainly due to the impact of the rising interest rate environment.

Wealth Management
	As at or for the three months ended
	October 31	July 31	October 31
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	2022	2022	2021
Net interest income	$1,149	$960	$675
Non-interest income	2,827	2,695	2,769
Total revenue	3,976	3,655	3,444
PCL on performing assets	52	12	(7)
PCL on impaired assets	11	1	12
PCL	63	13	5
Non-interest expense	2,858	2,618	2,718
Income before income taxes	1,055	1,024	721
Net income	$822	$777	$558
Revenue by business
Canadian Wealth Management	$1,095	$1,070	$1,032
U.S. Wealth Management (including City National)	2,068	1,878	1,628
U.S. Wealth Management (including City National) (US$ millions)	1,529	1,470	1,296
Global Asset Management	644	609	711
International Wealth Management	169	98	73
Selected balances and other information
ROE	15.6%	16.0%	13.1%
NIM	3.08%	2.75%	2.06%
Pre-tax margin (1)	26.5%	28.0%	20.9%
Selected average balance sheet information
Average total assets	$165,100	$154,700	$146,600
Average total earning assets, net	148,000	138,700	130,000
Average loans and acceptances, net	109,200	101,100	87,000
Average deposits	157,900	156,800	151,500
Other information
AUA - total (2), (3)	1,387,900	1,295,100	1,322,300
- U.S. Wealth Management (including City National) (2)	700,100	683,400	704,200
- U.S. Wealth Management (including City National) (US$ millions) (2)	513,700	533,600	568,800
AUM (2)	991,500	929,600	1,000,600
Average AUA	1,316,500	1,278,700	1,314,100
Average AUM	942,000	922,000	997,400
PCL on impaired loans as a % of average net loans and acceptances	0.04%	0.01%	0.05%
Number of advisors (3)	6,158	5,622	5,548

	For the three months ended
Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	Q4 2022 vs Q4 2021	Q4 2022 vs Q3 2022
Increase (decrease):
Total revenue	$121	$112
Non-interest expense	99	90
Net income	12	14
Percentage change in average US$ equivalent of C$1.00	(7)%	(6)%
Percentage change in average British pound equivalent of C$1.00	11%	2%
Percentage change in average Euro equivalent of C$1.00	9%	0%

(1)	Pre-tax margin is defined as Income before income taxes divided by Total revenue.
(2)	Represents period-end spot balances.
(3)	Represents client-facing advisors across all our Wealth Management businesses.

Q4 2022 vs. Q4 2021

Net income increased $264 million or 47% from a year ago, primarily due to higher net interest income reflecting higher interest rates.

Total revenue increased $532 million or 15%, primarily due to higher net interest income reflecting higher interest rates and average volume growth of 26% in loans and 4% in deposits. The impact of foreign exchange translation and higher revenue from sweep deposits also contributed to the increase. These factors were partially offset by lower average fee-based client assets, largely driven by unfavourable market conditions.

PCL increased $58 million, largely reflecting higher provisions on performing loans in U.S. Wealth Management (including City National), mainly driven by unfavourable changes in our macroeconomic outlook.

Non-interest expense increased $140 million or 5%, largely due to the impact of foreign exchange translation as well as the Brewin Dolphin acquisition and related costs in the current quarter. Higher staff and technology related costs also contributed to the increase. Partly offsetting these factors was the impact of a legal provision taken in U.S. Wealth Management (including City National) in the prior year that was partially released in the first quarter of 2022.

Q4 2022 vs. Q3 2022

Net income increased $45 million or 6% from last quarter, mainly due to higher net interest income largely reflecting higher interest rates. This factor was partially offset by lower average fee-based client assets, largely driven by unfavourable market conditions.

Insurance

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts)	October 31 2022	July 31 2022	October 31 2021
Non-interest income
Net earned premiums	$908	$936	$1,569
Investment income, gains/(losses) on assets supporting insurance policyholder liabilities (1)	(334)	245	(128)
Fee income	70	52	60
Total revenue	644	1,233	1,501
PCL	-	-	(1)
Insurance policyholder benefits and claims (1)	42	773	939
Insurance policyholder acquisition expense	74	77	93
Non-interest expense	157	139	152
Income before income taxes	371	244	318
Net income	$268	$186	$267
Revenue by business
Canadian Insurance	$(130)	$597	$796
International Insurance	774	636	705
Selected balances and other information
ROE	46.7%	32.3%	42.8%
Premiums and deposits (2)	$1,071	$1,155	$1,795
Fair value changes on investments backing policyholder liabilities (1)	(440)	115	(266)

(1)

Includes unrealized gains and losses on investments backing policyholder liabilities attributable to fluctuation of assets designated as fair value through profit or loss (FVTPL). The investments which support actuarial liabilities are predominantly fixed income assets designated as FVTPL. Consequently, changes in the fair values of these assets are recorded in Insurance premiums, investment and fee income in the Consolidated Statements of Income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in Insurance policyholder benefits, claims and acquisition expense (PBCAE).

(2)	Premiums and deposits include premiums on risk-based individual and group insurance and annuity products as well as segregated fund deposits, consistent with insurance industry practices.

Q4 2022 vs. Q4 2021

Net income remained relatively flat largely reflecting the impact of offsetting items between revenue and PBCAE. PBCAE also included the impact of favourable annual actuarial assumption updates.

Total revenue decreased $857 million or 57%, primarily due to lower group annuity sales and the change in fair value of investments backing policyholder liabilities, both of which are largely offset in PBCAE as indicated below.

PBCAE decreased $916 million or 89%, primarily due to lower group annuity sales and the change in fair value of investments backing policyholder liabilities, both of which are largely offset in revenue. Higher favourable annual actuarial assumption updates largely related to economic assumption updates in the current year also contributed to the decrease.

Non-interest expense increased $5 million or 3%.

Q4 2022 vs. Q3 2022

Net income increased $82 million or 44% from last quarter, mainly due to favourable annual actuarial assumption updates.

Investor & Treasury Services

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts)	October 31 2022	July 31 2022	October 31 2021
Net interest income	$(1)	$188	$155
Non-interest income	504	394	393
Total revenue	503	582	548
PCL on performing assets	-	1	(1)
PCL on impaired assets	-	(4)	-
PCL	-	(3)	(1)
Non-interest expense	377	374	412
Income before income taxes	126	207	137
Net income	$110	$164	$109

Selected balances and other information
ROE	13.5%	20.2%	15.2%
Average deposits	$252,800	$243,800	$233,300
Average client deposits	59,400	59,900	65,700
Average wholesale funding deposits	193,400	183,900	167,600
AUA (1)	3,906,900	4,089,900	4,640,900
Average AUA	4,138,000	4,262,100	4,745,400

	For the three months ended
Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	Q4 2022 vs Q4 2021	Q4 2022 vs Q3 2022
Increase (decrease):
Total revenue	$(15)	$4
Non-interest expense	(18)	-
Net income	2	3
Percentage change in average US$ equivalent of C$1.00	(7)%	(6)%
Percentage change in average British pound equivalent of C$1.00	11%	2%
Percentage change in average Euro equivalent of C$1.00	9%	0%

(1)	Represents period-end spot balances.

Q4 2022 vs. Q4 2021

Net income remained relatively flat as the impact of higher revenue from client deposits was largely offset by lower funding and liquidity revenue and lower revenue from our asset services business.

Total revenue decreased $45 million or 8%, mainly due to lower funding and liquidity revenue including the impact of a funding cost adjustment. Funding and liquidity revenue, as reflected in net interest income, includes funding costs, which were unfavourably impacted by increasing rates and offset by gains on related economic hedges in non-interest income. Lower revenue from our asset services business, the impact of repositioning initiatives and foreign exchange translation also contributed to the decrease. These factors were partially offset by higher revenue from client deposits, reflecting improved margins.

Non-interest expense decreased $35 million or 8%, mainly due to the impact of foreign exchange translation and lower costs associated with ongoing efficiency initiatives.

Q4 2022 vs. Q3 2022

Net income decreased $54 million or 33% from last quarter, mainly driven by lower funding and liquidity revenue, including the impact of a funding cost adjustment.

Capital Markets

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts)	October 31 2022	July 31 2022	October 31 2021
Net interest income (1)	$1,140	$1,136	$1,111
Non-interest income (1)	1,173	513	1,187
Total revenue (1)	2,313	1,649	2,298
PCL on performing assets	19	19	(11)
PCL on impaired assets	13	(13)	(11)
PCL	32	6	(22)
Non-interest expense	1,616	1,123	1,155
Income before income taxes	665	520	1,165
Net income	$617	$479	$920
Revenue by business
Corporate and Investment Banking	$1,168	$625	$1,225
Global Markets	1,255	1,142	1,122
Other	(110)	(118)	(49)
Selected balances and other information
ROE	9.2%	7.1%	16.1%
Average total assets	$884,500	$812,700	$717,000
Average trading securities	126,800	128,400	125,300
Average loans and acceptances, net	130,800	126,000	106,100
Average deposits	81,300	75,700	73,700
PCL on impaired loans as a % of average net loans and acceptances	0.03%	(0.04)%	(0.04)%

	For the three months ended
Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	Q4 2022 vs Q4 2021	Q4 2022 vs Q3 2022
Increase (decrease):
Total revenue	$73	$78
Non-interest expense	30	40
Net income	40	33
Percentage change in average US$ equivalent of C$1.00	(7)%	(6)%
Percentage change in average British pound equivalent of C$1.00	11%	2%
Percentage change in average Euro equivalent of C$1.00	9%	0%

(1)	The taxable equivalent basis (teb) adjustment for the three months ended October 31, 2022 was $142 million (July 31, 2022 – $143 million, October 31, 2021 - $125 million).

Q4 2022 vs. Q4 2021

Net income decreased $303 million or 33% from a year ago, primarily due to the timing of true-ups related to our variable compensation plans. Lower revenue in Corporate & Investment Banking, and higher PCL also contributed to the decrease. These factors were partially offset by a lower effective tax rate reflecting changes in the earnings mix as well as higher revenue in Global Markets.

Total revenue increased $15 million or 1%, mainly due to higher fixed income trading revenue across most regions partially offset by lower debt origination across all regions.

PCL was $32 million compared to $(22) million last year, largely attributable to provisions on performing assets in the current year, reflecting unfavorable changes in our macroeconomic outlook as compared to releases in the prior year reflective of the recovery from the COVID-19 pandemic. Provisions taken on impaired loans in the current quarter, largely in the other services sector, as compared to recoveries in the prior year, mainly in the oil and gas sector, also contributed to the increase, resulting in an increase of 7 bps in the PCL on impaired loans ratio.

Non-interest expense increased $461 million or 40%, primarily due to the timing of true-ups related to our variable compensation plans. Higher technology-related costs and the impact of foreign exchange translation also contributed to the increase.

Q4 2022 vs. Q3 2022

Net income increased $138 million or 29% from last quarter, mainly due to higher fixed income trading revenue as the prior quarter included the impact from loan underwriting markdowns, primarily in the U.S., largely driven by challenging market conditions. This factor was partially offset by higher compensation on increased results and the timing of true-ups related to our variable compensation plans.

Corporate Support

	As at or for the three months ended
(Millions of Canadian dollars)	October 31 2022	July 31 2022	October 31 2021
Net interest income (loss) (1)	$93	$(49)	$(49)
Non-interest income (loss) (1), (2)	(381)	(120)	29
Total revenue (1), (2)	(288)	(169)	(20)
PCL	-	-	-
Non-interest expense (2)	(69)	2	59
Income (loss) before income taxes (1)	(219)	(171)	(79)
Income taxes (recoveries) (1)	(145)	(119)	(84)
Net income (loss)	$(74)	$(52)	$5

(1)	Teb adjusted.
(2)

Revenue for the three months ended October 31, 2022, included losses of $98 million (losses of $22 million in the prior quarter and gains of $41 million in the same quarter last year) on economic hedges of our U.S. Wealth Management (including City National) share-based compensation plans, and non-interest expense included $(81) million ($(15) million in the prior quarter and $42 million in the same quarter last year) of share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. Wealth Management (including City National) share-based compensation plans.

Due to the nature of activities and consolidation adjustments reported in this segment, we believe that a comparative period analysis is not relevant.

Total revenue and Income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends and the U.S. tax credit investment business recorded in Capital Markets. The amount deducted from revenue was offset by an equivalent increase in Income taxes (recoveries).

The teb amount for the three months ended October 31, 2022 was $142 million, compared to $143 million in the prior quarter and $125 million in the same quarter last year. For further discussion, refer to the How we measure and report our business segments section of our 2022 Annual Report.

The following identifies the material items, other than the teb impacts noted previously, affecting the reported results in each period.

Q4 2022

Net loss was $74 million, primarily due to residual unallocated items and unfavourable tax adjustments.

Q3 2022

Net loss was $52 million, primarily due to residual unallocated items and unfavourable tax adjustments.

Q4 2021

Net income was $5 million.

Key performance and non-GAAP measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income, ROE and non-GAAP measures, including pre-provision, pre-tax earnings. Certain financial metrics, including ROE and pre-provision, pre-tax earnings do not have any standardized meanings under GAAP and may not be comparable to similar measures disclosed by other financial institutions. We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. We use pre-provision, pre-tax earnings to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of a credit cycle. We believe that certain non-GAAP measures are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance.

Calculation of ROE

	For the three months ended							For the year ended
	October 31, 2022							October 31, 2022
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total
Net income available to common shareholders	$2,114	$809	$266	$108	$599	$(87)	$3,809	$15,547
Total average common equity (1), (2)	$27,550	$20,550	$2,250	$3,200	$25,950	$17,650	$97,150	$94,700
ROE (3)	30.5%	15.6%	46.7%	13.5%	9.2%	n.m.	15.6%	16.4%

(1)	Total average common equity represents rounded figures.
(2)	The amounts for the segments are referred to as attributed capital.
(3)	ROE is based on actual balances of average common equity before rounding.
n.m.	not meaningful

Additional information about key performance and non-GAAP measures can be found under the Key performance and non-GAAP measures section of our 2022 Annual Report.

Consolidated Balance Sheets

	As at
(Millions of Canadian dollars)	October 31 2022 (1)	July 31 2022 (2)	October 31 2021 (1)

Assets
Cash and due from banks	$72,397	$89,110	$113,846
Interest-bearing deposits with banks	108,011	98,145	79,638

Securities
Trading	148,205	141,986	139,240
Investment, net of applicable allowance	170,018	156,809	145,484
	318,223	298,795	284,724
Assets purchased under reverse repurchase agreements and securities borrowed	317,845	318,565	307,903

Loans
Retail	549,751	538,389	503,598
Wholesale	273,967	261,592	218,066
	823,718	799,981	721,664
Allowance for loan losses	(3,753)	(3,667)	(4,089)
	819,965	796,314	717,575
Segregated fund net assets	2,638	2,690	2,666

Other
Customers’ liability under acceptances	17,827	17,360	19,798
Derivatives	154,439	122,058	95,541
Premises and equipment	7,214	7,142	7,424
Goodwill	12,277	10,933	10,854
Other intangibles	6,083	4,383	4,471
Other assets	80,300	76,597	61,883
	278,140	238,473	199,971
Total assets	$1,917,219	$1,842,092	$1,706,323

Liabilities and equity

Deposits
Personal	$404,932	$392,267	$362,488
Business and government	759,870	739,467	696,353
Bank	44,012	46,870	41,990
	1,208,814	1,178,604	1,100,831
Segregated fund net liabilities	2,638	2,690	2,666

Other
Acceptances	17,872	17,390	19,873
Obligations related to securities sold short	35,511	38,504	37,841
Obligations related to assets sold under repurchase agreements and securities loaned	273,947	281,149	262,201
Derivatives	153,491	119,868	91,439
Insurance claims and policy benefit liabilities	11,511	12,033	12,816
Other liabilities	95,235	77,745	70,301
	587,567	546,689	494,471
Subordinated debentures	10,025	10,111	9,593
Total liabilities	1,809,044	1,738,094	1,607,561
Equity attributable to shareholders
Preferred shares and other equity instruments	7,318	7,328	6,684
Common shares	16,984	17,092	17,655
Retained earnings	78,037	76,466	71,795
Other components of equity	5,725	3,012	2,533
	108,064	103,898	98,667
Non-controlling interests	111	100	95
Total equity	108,175	103,998	98,762
Total liabilities and equity	$1,917,219	$1,842,092	$1,706,323

(1)	Derived from audited financial statements.
(2)	Derived from unaudited financial statements.

Consolidated Statements of Income

	For the three months ended			For the year ended
(Millions of Canadian dollars, except per share amounts)	October 31 2022 (1)	July 31 2022 (1)	October 31 2021 (1)	October 31 2022 (2)	October 31 2021 (2)

Interest and dividend income
Loans	$8,540	$6,761	$5,412	$26,565	$21,654
Securities	2,465	1,822	1,200	7,062	4,877
Assets purchased under reverse repurchase agreements and securities borrowed	2,941	1,601	307	5,447	1,309
Deposits and other	952	553	95	1,697	305
	14,898	10,737	7,014	40,771	28,145

Interest expense
Deposits and other	5,197	2,786	1,270	10,751	5,448
Other liabilities	3,308	1,984	641	7,015	2,516
Subordinated debentures	111	77	42	288	179
	8,616	4,847	1,953	18,054	8,143
Net interest income	6,282	5,890	5,061	22,717	20,002

Non-interest income
Insurance premiums, investment and fee income	644	1,233	1,501	3,510	5,600
Trading revenue	451	(128)	103	926	1,183
Investment management and custodial fees	1,900	1,857	1,888	7,610	7,132
Mutual fund revenue	1,010	1,028	1,142	4,289	4,251
Securities brokerage commissions	349	344	350	1,481	1,538
Service charges	512	499	475	1,976	1,858
Underwriting and other advisory fees	481	369	655	2,058	2,692
Foreign exchange revenue, other than trading	266	250	239	1,038	1,066
Card service revenue	310	314	247	1,203	1,078
Credit fees	337	301	418	1,512	1,530
Net gains (losses) on investment securities	(23)	28	20	43	145
Share of profit in joint ventures and associates	24	33	34	110	130
Other	24	114	243	512	1,488
	6,285	6,242	7,315	26,268	29,691
Total revenue	12,567	12,132	12,376	48,985	49,693
Provision for credit losses	381	340	(227)	484	(753)
Insurance policyholder benefits, claims and acquisition expense	116	850	1,032	1,783	3,891

Non-interest expense
Human resources	4,383	3,858	3,988	16,528	16,539
Equipment	571	514	514	2,099	1,986
Occupancy	401	381	393	1,554	1,584
Communications	319	277	279	1,082	931
Professional fees	472	373	417	1,511	1,351
Amortization of other intangibles	354	342	330	1,369	1,287
Other	709	641	662	2,466	2,246
	7,209	6,386	6,583	26,609	25,924

Income before income taxes	4,861	4,556	4,988	20,109	20,631
Income taxes	979	979	1,096	4,302	4,581
Net income	$3,882	$3,577	$3,892	$15,807	$16,050

Net income attributable to:
Shareholders	$3,876	$3,575	$3,887	$15,794	$16,038
Non-controlling interests	6	2	5	13	12
	$3,882	$3,577	$3,892	$15,807	$16,050
Basic earnings per share (in dollars)	$2.75	$2.52	$2.68	$11.08	$11.08
Diluted earnings per share (in dollars)	2.74	2.51	2.68	11.06	11.06
Dividends per common share (in dollars)	1.28	1.28	1.08	4.96	4.32

(1)	Derived from unaudited financial statements.
(2)	Derived from audited financial statements.

Consolidated Statements of Comprehensive Income

(Millions of Canadian dollars)	For the three months ended			For the year ended
	October 31 2022 (1)	July 31 2022 (1)	October 31 2021 (1)	October 31 2022 (2)	October 31 2021 (2)
Net income	$3,882	$3,577	$3,892	$15,807	$16,050
Other comprehensive income (loss), net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	(849)	(247)	(183)	(2,241)	177
Provision for credit losses recognized in income	(3)	(2)	(1)	(16)	(9)
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	22	(5)	(11)	(12)	(117)
	(830)	(254)	(195)	(2,269)	51
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	3,878	(459)	(613)	5,091	(4,316)
Net foreign currency translation gains (losses) from hedging activities	(1,292)	213	280	(1,449)	1,740
Reclassification of losses (gains) on foreign currency translation to income	-	-	(2)	(18)	(7)
Reclassification of losses (gains) on net investment hedging activities to income	-	-	-	17	(1)
	2,586	(246)	(335)	3,641	(2,584)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	963	(296)	767	1,634	1,373
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	-	46	99	194	272
	963	(250)	866	1,828	1,645
Items that will not be reclassified subsequently to income:
Remeasurements of employee benefit plans	92	(319)	456	821	2,251
Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss	390	324	67	1,747	55
Net gains (losses) on equity securities designated at fair value through other comprehensive income	(3)	10	40	50	38
	479	15	563	2,618	2,344
Total other comprehensive income (loss), net of taxes	3,198	(735)	899	5,818	1,456
Total comprehensive income (loss)	$7,080	$2,842	$4,791	$21,625	$17,506
Total comprehensive income attributable to:
Shareholders	$7,068	$2,841	$4,787	$21,604	$17,501
Non-controlling interests	12	1	4	21	5
	$7,080	$2,842	$4,791	$21,625	$17,506

(1)	Derived from unaudited financial statements.
(2)	Derived from audited financial statements.

Consolidated Statements of Changes in Equity

	For the three months ended October 31, 2022 (1)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury - preferred shares and other equity instruments	Treasury - common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$7,323	$17,367	$5	$(275)	$76,466	$(1,527)	$3,108	$1,431	$3,012	$103,898	$100	$103,998
Changes in equity
Issues of share capital and other equity instruments	-	49	-	-	-	-	-	-	-	49	-	49
Common shares purchased for cancellation	-	(98)	-	-	(884)	-	-	-	-	(982)	-	(982)
Redemption of preferred shares and other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-
Sales of treasury shares and other equity instruments	-	-	50	1,034	-	-	-	-	-	1,084	-	1,084
Purchases of treasury shares and other equity instruments	-	-	(60)	(1,093)	-	-	-	-	-	(1,153)	-	(1,153)
Share-based compensation awards	-	-	-	-	-	-	-	-	-	-	-	-
Dividends on common shares	-	-	-	-	(1,774)	-	-	-	-	(1,774)	-	(1,774)
Dividends on preferred shares and distributions on other equity instruments	-	-	-	-	(67)	-	-	-	-	(67)	(1)	(68)
Other	-	-	-	-	(59)	-	-	-	-	(59)	-	(59)
Net income	-	-	-	-	3,876	-	-	-	-	3,876	6	3,882
Total other comprehensive income (loss), net of taxes	-	-	-	-	479	(830)	2,580	963	2,713	3,192	6	3,198
Balance at end of period	$7,323	$17,318	$(5)	$(334)	$78,037	$(2,357)	$5,688	$2,394	$5,725	$108,064	$111	$108,175

	For the three months ended October 31, 2021 (1)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury - preferred shares and other equity instruments	Treasury - common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$7,473	$17,713	$(57)	$(57)	$68,951	$107	$2,389	$(300)	$2,196	$96,219	$91	$96,310
Changes in equity
Issues of share capital and other equity instruments	-	15	-	-	-	-	-	-	-	15	-	15
Common shares purchased for cancellation	-	-	-	-	-	-	-	-	-	-	-	-
Redemption of preferred shares and other equity instruments	(750)	-	-	-	-	-	-	-	-	(750)	-	(750)
Sales of treasury shares and other equity instruments	-	-	205	994	-	-	-	-	-	1,199	-	1,199
Purchases of treasury shares and other equity instruments
instruments	-	-	(187)	(1,010)	-	-	-	-	-	(1,197)	-	(1,197)
Share-based compensation awards	-	-	-	-	(2)	-	-	-	-	(2)	-	(2)
Dividends on common shares	-	-	-	-	(1,540)	-	-	-	-	(1,540)	-	(1,540)
Dividends on preferred shares and distributions on other equity instruments	-	-	-	-	(68)	-	-	-	-	(68)	-	(68)
Other	-	-	-	-	4	-	-	-	-	4	-	4
Net income	-	-	-	-	3,887	-	-	-	-	3,887	5	3,892
Total other comprehensive income (loss), net of taxes	-	-	-	-	563	(195)	(334)	866	337	900	(1)	899
Balance at end of period	$6,723	$17,728	$(39)	$(73)	$71,795	$(88)	$2,055	$566	$2,533	$98,667	$95	$98,762

(1)	Derived from unaudited financial statements.

	For the year ended October 31, 2022 (1)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury - preferred shares and other equity instruments	Treasury - common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$6,723	$17,728	$(39)	$(73)	$71,795	$(88)	$2,055	$566	$2,533	$98,667	$95	$98,762
Changes in equity
Issues of share capital and other equity instruments	750	99	-	-	(1)	-	-	-	-	848	-	848
Common shares purchased for cancellation	-	(509)	-	-	(4,917)	-	-	-	-	(5,426)	-	(5,426)
Redemption of preferred shares and other equity instruments	(150)	-	-	-	(5)	-	-	-	-	(155)	-	(155)
Sales of treasury shares and other equity instruments	-	-	552	4,922	-	-	-	-	-	5,474	-	5,474
Purchases of treasury shares and other equity instruments	-	-	(518)	(5,183)	-	-	-	-	-	(5,701)	-	(5,701)
Share-based compensation awards	-	-	-	-	2	-	-	-	-	2	-	2
Dividends on common shares	-	-	-	-	(6,946)	-	-	-	-	(6,946)	-	(6,946)
Dividends on preferred shares and distributions on other equity instruments	-	-	-	-	(247)	-	-	-	-	(247)	(5)	(252)
Other	-	-	-	-	(56)	-	-	-	-	(56)	-	(56)
Net income	-	-	-	-	15,794	-	-	-	-	15,794	13	15,807
Total other comprehensive income (loss), net of taxes	-	-	-	-	2,618	(2,269)	3,633	1,828	3,192	5,810	8	5,818
Balance at end of period	$7,323	$17,318	$(5)	$(334)	$78,037	$(2,357)	$5,688	$2,394	$5,725	$108,064	$111	$108,175

	For the year ended October 31, 2021 (1)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury - preferred shares and other equity instruments	Treasury - common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$5,948	$17,628	$(3)	$(129)	$59,806	$(139)	$4,632	$(1,079)	$3,414	$86,664	$103	$86,767
Changes in equity
Issues of share capital and other equity instruments	2,250	100	-	-	(5)	-	-	-	-	2,345	-	2,345
Common shares purchased for cancellation	-	-	-	-	-	-	-	-	-	-	-	-
Redemption of preferred shares and other equity instruments	(1,475)	-	-	-	-	-	-	-	-	(1,475)	-	(1,475)
Sales of treasury shares and other equity instruments	-	-	647	4,116	-	-	-	-	-	4,763	-	4,763
Purchases of treasury shares and other equity instruments	-	-	(683)	(4,060)	-	-	-	-	-	(4,743)	-	(4,743)
Share-based compensation awards	-	-	-	-	(6)	-	-	-	-	(6)	-	(6)
Dividends on common shares	-	-	-	-	(6,158)	-	-	-	-	(6,158)	-	(6,158)
Dividends on preferred shares and distributions on other equity instruments	-	-	-	-	(257)	-	-	-	-	(257)	(3)	(260)
Other	-	-	-	-	33	-	-	-	-	33	(10)	23
Net income	-	-	-	-	16,038	-	-	-	-	16,038	12	16,050
Total other comprehensive income (loss), net of taxes	-	-	-	-	2,344	51	(2,577)	1,645	(881)	1,463	(7)	1,456
Balance at end of period	$6,723	$17,728	$(39)	$(73)	$71,795	$(88)	$2,055	$566	$2,533	$98,667	$95	$98,762

(1)	Derived from audited financial statements.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Earnings Release, in other filings with Canadian regulators or the SEC, in reports to shareholders, and in other communications, including statements by our President and Chief Executive Officer. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals. The forward-looking information contained in this Earnings Release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, competitive, model, legal and regulatory environment, systemic risks and other risks discussed in the risk sections of our annual report for the fiscal year ended October 31, 2022 (the 2022 Annual Report); including business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology and cyber risks, geopolitical uncertainty, environmental and social risk (including climate change), digital disruption and innovation, privacy, data and third party related risks, regulatory changes, culture and conduct risks, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and the emergence of widespread health emergencies or public health crises such as pandemics and epidemics, including the COVID-19 pandemic and its impact on the global economy, financial market conditions and our business operations, and financial results, condition and objectives. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk section of our 2022 Annual Report.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward-looking statements contained in this Earnings Release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook sections in our 2022 Annual Report. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections of our 2022 Annual Report. Information contained in or otherwise accessible through the websites mentioned does not form part of this Earnings Release. All references in this Earnings Release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our 2022 Annual Report at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for November 30, 2022 at 8:00 a.m. (EST) and will feature a presentation about our fourth quarter and 2022 results by RBC executives. It will be followed by a question and answer period with analysts. Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217, 866-696-5910, passcode 6983188#). Please call between 7:50 a.m. and 7:55 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (EST) from November 30, 2022 until February 28, 2023 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 4264780#).

Media Relations Contact

Gillian McArdle, Senior Director, Corporate Communications, gillian.mcardle@rbccm.com, 416-842-4231

Christine Stewart, Director, Financial Communications, christine.stewart@rbc.com, 647-271-2821

Investor Relations Contacts

Asim Imran, Vice President, Head of Investor Relations, asim.imran@rbc.com, 416-955-7804

Marco Giurleo, Senior Director, Investor Relations, marco.giurleo@rbc.com, 437-239-5374

ABOUT RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 95,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 17 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-social-impact.

Trademarks used in this earnings release include the RBC LION & GLOBE Design, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders.